SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Uber Technologies, Inc..

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 16, 2020

Dear Uber Technologies, Inc. Shareholder,

We urge you to join us in voting AGAINST Audit Committee Chairman John Thain (Item 1h) and the “Management’s Say on Pay” proposal (Item 2) at Uber Technologies, Inc. (NYSE: UBER) on May 11, 2020.

Even before the current global public health crisis, Uber’s stock performance faced an uphill battle, with the company underperforming the S&P500 since mid-August 2019.  As an approximately 32% stock price decline since February 2020 demonstrates, Uber’s financial footing is even more precarious in the age of the coronavirus.  We worry as long term shareholders that the company is inadequately prepared for its accelerated goal of profitability by the end of 2020.  For the reasons below, we urge you to vote AGAINST the following:

•         Item 1h – As the Chairman of the Audit Committee, John Thain is an unsuitable steward for long term shareholders’ interests.  A holdover of the Travis Kalanick era, Director Thain has a history of poor business judgment as exhibited by his past leadership of Merrill Lynch and CIT.  We are also concerned that his professional history with Uber’s current CFO may compromise Thain’s ability to provide adequate oversight over the company’s financial statements, which is critical at this stage in Uber’s growth.

•         Item 2 – Uber’s CEO, Dara Khosrowshahi, has received an overly generous compensation package to join the company, with combined equity valued at over $100 million at the grant date on terms that do not encourage long-term retention – a textbook “golden hello.”

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership.  These funds have over $250 billion in assets under management and are substantial Uber shareholders.  We previously engaged with Uber in a letter dated April 30, 2019, urging the Board to reconsider its appointment of John Thain as Audit Committee Chair.

Uber’s Performance, Post-IPO and Now in the Face of a Global Health Pandemic, Requires Strong Audit Committee Oversight and Pay Accountability.

Uber’s lackluster public debut on May 10, 2019 may have foretold the company’s performance over the rest of 2019.  The company disclosed significant declines last year, including an adjusted EBITDA of  -$2,725 million and an annual dilutive EPS of -$6.81.   Though revenue increased 37%, the company continues to face regulatory hurdles related to its independent contractor business model.  With a new law that reclassifies independent contractors as statutory employees in California and similar laws in other states, such as New York and Massachusetts, Uber is likely to bear additional operational costs related to payroll taxes and workers’ compensation insurance.  While a recent court decision in Brazil held that Uber drivers are not considered employees, globally the company faces regulatory issues ranging from losing its operating license in London, one of Uber’s top five cities for global bookings, to potential caps on commissions and surge pricing in India, a country which accounts for 11% of Ubers’ global revenue.  This growing regulatory scrutiny in several key markets presents Uber with an unprecedented challenge to the core of its business model.

The coronavirus pandemic has only exposed shortcomings in Uber’s business model and path to profitability.  With about 90% of Americans under a “shelter in place” order, demand for ride sharing, which constitutes 75% of Uber’s revenue, has plummeted.  In a recent analyst call, CEO Khosrowshahi anticipated declines in major U.S. cities to track that of Seattle, where gross bookings declined 60-70%, as a result of the coronavirus.  Further, while Uber has taken certain steps to provide drivers with paid leave, there are widespread reports of confusing policies related to coronavirus benefits, as well as delayed and inaccurate payment amounts, which may lead to further regulatory and legislative scrutiny over its business model.

We are unpersuaded by Uber’s narrative that the company’s financial footing is resilient enough to withstand these adverse market conditions over a sustained period.  While demand for Uber Eats has reportedly increased as a result of the virus, this segment continues to be Uber’s largest source of losses, largely due to driver incentives which amounted to $1.13 billion in 2019 (almost 45% of Uber’s revenue).  Further, CEO Khosrowshahi has attributed Uber’s $10 billion in cash and small amount of short term debt as the source of Uber’s “strong balance sheet,” but Uber also carries about $7 billion in long term debt and capital leases, as well as $8.4 billion in 2019 losses.

At the same time, we believe that the company’s overly generous sign-on award to CEO Khosrowshahi, even before these mounting losses, to be unacceptable.  Ironically, at the 2019 Concordia Summit in New York City, Khosrowshahi himself stated that in his opinion top executives are overpaid, arguing that it should be governments’ and society’s job to fix it.  It is fitting then, that shareholders take decisive action especially in light of the CEO’s own comments, particularly since his current pay does not incentivize him to stay with Uber long-term.  On balance, the last year’s events have only increased the need to focus on a viable business strategy for Uber, making oversight over Uber’s financial reporting and compensation practices even more critical.

John Thain is an Inappropriate Steward for Long Term Shareholders Given his Poor Business Judgment.

As Chair of the Audit Committee, Thain is responsible for overseeing the integrity of Uber’s financial statements, its risk management plans, and the company’s compliance with its legal and regulatory obligations.  Given these significant oversight responsibilities, we believe that Thain’s past business judgment as CEO at both Merrill Lynch (Merrill) from 2007-2009, and later CIT from 2010-2016 make him an inappropriate choice for Audit Committee Chair.

At the start of the 2008 financial crisis, Bank of America (BofA) acquired Merrill with Thain as one of the lead architects of the deal.  Prior to the closing, Thain accelerated just under $4 billion in bonus payments to Merrill’s senior executives,1  while Merrill failed to disclose the extent of its Q4 loss of about $15 billion.  The distribution of Merrill’s bonuses and lack of transparency on the firm’s losses were in part attributed to Thain’s “flashes of arrogance and misjudgment,”2 which eventually led to a $2.4 billion securities class action settlement against BofA, BofA’s CEO, and Thain among other

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1We note that soon after the deal was announced, Thain indicated he expected a near $40 million bonus for his leadership during the acquisition.  It was only after criticism over banking industry bonuses following the bailout that he decided none of the top executives would receive a bonus that year.  Greg Farrell and Henny Sender, “The Shaming of John Thain,” Financial Times, March 13, 2009, available at https://www.ft.com/content/c1b3ac7e-0ec1-11de-ba10-0000779fd2ac

2 Id.

defendants.  The flashes of Thain’s misjudgment were not limited to just Merrill.  After he was fired from BofA, he moved to CIT in 2010, spearheading the purchase of OneWest Bank (One West).  Thain repeated his pattern of excessive executive awards at the expense of shareholders by doling out $60 million in severance packages, leaving CIT unable to meet its fourth quarter earnings’ targets.  Though he retired from CIT in 2016, his legacy lived on for its investors – CIT took a $230 million charge related to OneWest’s reverse mortgage business in 2016, and a $327 million write down on the OneWest deal in 2017.

As Chairman of the committee charged with overseeing the accuracy and integrity of Uber’s financial statements, we view Thain’s history of poor business judgment on financial matters and apparent propensity for excessive compensation in the context of declining company performance as troublesome, particularly with the backdrop of Uber’s shaky results in its first year as a public company.   We also worry that Thain’s history of questionable decision-making may impact how he provides oversight over Uber’s compliance and risk mitigation plans given the criticism surrounding Uber’s apparent lack of compliance with independent contractor related legislation.

Our concerns over Thain’s role in providing oversight of the company’s risk mitigation and compliance processes is critically important given how he joined Uber.  He was appointed to Uber’s board in 2017 without board approval by Travis Kalanick, the company’s former founder, CEO, and Chairman.  Though now divested from the company, Kalanick’s open indifference for rules and conventions contributed to Uber’s mismanaged culture, including allegations of systemic misogyny and harassment fueled by lavish parties, and plots to sabotage competitors and circumvent regulators. In our view, if Uber is trying to shed its image as a company of excess, improprieties, and disregard for sound business judgment, Thain’s presence as Audit Committee Chairman does not advance that goal.

Thain’s Close Relationship with Uber CFO Nelson Chai Warrants Closer Scrutiny by Shareholders

Additionally, we believe that Thain’s long standing relationship with Uber’s current Chief Financial Officer, Nelson Chai, while not rising to the materiality required for a formal disclosure of conflicts of interest, merits additional scrutiny by shareholders.  When Thain was CEO of NYSE Euronext and Merrill, Chai was CFO at both these companies.  Upon Thain’s firing from BofA in 2009, Chai departed just weeks later, and when Thain reemerged at CIT as CEO in 2010, Chai followed, becoming Chief Administrative Officer and later President.  Chai was also a recipient of part of the $60 million CIT severance payments negotiated by Thain.  With regard to Chai’s position at Uber, Thain, who had “remained close” with Chai, orchestrated an introduction via breakfast with Chai and CEO Khosrowshahi in New York in 2018. TheFinancial Times, in covering the announcement of Uber’s new CFO, even referred to Chai as Thain’s “longtime lieutenant.”3  We worry that Thain’s relationship with his “longtime lieutenant” may compromise his ability to objectively evaluate Uber’s financial footing in the face of strong headwinds.

Uber Has Overpaid for its New CEO with Equity Vesting Terms That Do Not Promote Retention

Uber’s CEO Dara Khosrowshahi has received an overly generous compensation package to join the company, with a significant amount of equity that lacks performance conditions and has little retentive value.  He was poached from Expedia in 2017, and while he forfeited a significant amount of options when he left that company, it does not fully excuse the exorbitant cost Uber paid to bring Khosrowshahi on board.  In fact, it is unclear whether the Expedia options he forfeited would ultimately have had any value at all with exercise prices of $95 per share (the company’s stock price closed on April 14, 2020 at $61.48 and a portion of the options required a stock price achievement of $170 in order to vest).

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3 Shannon Bond, “Wall Street veteran Nelson Chai named as Uber Finance Chief,” Financial Times, August 21, 2018,  available at https://www.ft.com/content/16c11e22-a4cc-11e8-8ecf-a7ae1beff35b.

Khosrowshahi received two make-whole/sign-on awards over 2017 and 2018 (prior to Uber’s IPO). In 2017, he was granted a staggering 2.5 million stock options with a 7 year term and $33.65 strike price (after net neutral repricing).  According to an estimate by executive compensation firm Equilar, the full award was valued at over $46 million.  Seventy percent of the options (1.75 million) are performance-based and only earned if Uber maintains an average fully-diluted valuation of at least $120 billion during a period of 90 consecutive trading days. The remaining 30 percent were purely time-based.  While the valuation goal is laudable, no performance period is specified in the proxy for the options – it appears he has until the options expire in 2024 to achieve the goal, an unusually long performance period.

One may think that the aforementioned option award would have been enough sign-on/make-whole equity for any CEO.  In addition, and on top of the over $46 million option grant the previous year, the board awarded Khosrowshahi restricted stock units (RSU) with a grant date fair value of $55 million. The RSU award is entirely time-based with no performance conditions. The award was split into two grants of $27.5 million in RSUs, one made in 2018 and one in 2019,  each of which vests a mere one year from the grant date (the award will vest entirely by July 2020).  A one-year vesting period is extremely short – the typical vesting time horizon for large cap companies is three to five years.  If one of the main purposes of granting equity that vests over multiple years is to retain that executive, Khosrowshahi’s RSU grant completely undermines this retentive aspect.  Taken together, these awards had a combined value of over $100 million – a true “golden hello.”

We also note that several company CEOs, including Uber’s own competitor, Lyft CEOs John Zimmer and Logan Green, have taken salary cuts amid the coronavirus pandemic. Green and Logan both said they would contribute their salaries through the end of June 2020 to Lyft’s efforts supporting drivers during the coronavirus crisis.  We consider such cuts a sensible decision for a company like Uber, particularly given the impact of the virus and the size of Khosrowshahi’s “golden hello.”

Investors Have Increasingly Expressed Dissatisfaction with “Golden Hellos” or Large Make-whole Payments Upon Joining a Company, Particularly When a Substantial Portion Lacks Performance Conditions.

There has been no shortage of “golden hellos” over the years. In fact, investors need look no further than Khosrowshahi’s former employer: Expedia. In 2017 Expedia promoted then CFO Mark Okerstrom to succeed Khosrowshahi as CEO. Okerstrom received over $25 million in stock options in connection with the promotion.  In its compensation analysis for that year, proxy advisor Institutional Shareholder Services noted that large equity grants are not common in connection with an internal promotion because executives already have meaningful stock ownership from previous equity grants, that this grant followed a $21 million option award the year prior, and that the majority of his aggregate equity awards for 2017 were not strongly performance-based.

Shareholders expressed discontent with Okerstrom’s pay package at Expedia’s annual meeting through lower than average support for Compensation Committee members (the Say-on-Pay proposal was not on the ballot) ranging from approximately 80 percent support to a low of under 55 percent.

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Similarly in 2017, Mondelēz International’s externally recruited CEO Dirk Van de Put received over $36 million in make-whole payments on top of his annual equity grant, including $10 million in cash alone. Over two-thirds of his make-whole payments lacked any performance conditions. Shareholders expressed substantial discontent with this pay arrangement as well – Mondelēz’s Say-on-Pay proposal failed to receive majority support at the 2018 annual meeting.  Finally, in a particularly large “golden hello” in 2014, Apple’s newly recruited head of retail and online stores, Angela Ahrendts (previously CEO of Burberry), was awarded a whopping $70 million in a combination of make-whole and sign-on awards, a majority of which were time-based.  While the Say-on-Pay proposal ultimately passed, it received substantial opposition at the 2015 annual meeting with over 25 percent of shareholders voting against.

Conclusion

As long term shareholders, we must send Uber’s board a clear message that the company’s inadequate performance in the last year and obstacle ridden path to profitability requires stronger oversight over the company’s financial reporting and executive pay practices going forward.  Therefore, we urge you to vote AGAINST Items 1h (Election of John Thain) and Item 2 (MSOP).  If you would like to discuss our concerns, please contact my colleague Tejal K. Patel at tejal.patel@ctwinvestmentgroup.com.

Sincerely,

Dieter Waizenegger

Executive Director

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